[Newmont Goldcorp Corporation Letterhead]

July 8, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Newmont Goldcorp Corporation

Registration Statement on Form S-4

Filed June 28, 2019

File No. 333-232446

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Newmont Goldcorp Corporation, (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. EST on July 9, 2019, or as soon as practicable thereafter.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (303) 863-7414 with any questions or comments regarding this letter.

Sincerely,

/s/ Logan Hennessey
Name:	Logan Hennessey
Title:	Vice President, Associate General Counsel and Corporate Secretary

cc:                                David Johansen, Esq., Partner, White & Case LLP